Filed by Aloha Airgroup, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836



         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Aloha undertakes no obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         TurnWorks Acquisition III, Inc. has filed a preliminary proxy statement/prospectus, and may file other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Filings with the SEC by TurnWorks Acquisition III, Inc. are located under the name of the registrant, "TurnWorks Acquisition III, Inc." In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700).

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THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY ALOHA AIRGROUP, INC. ON
MARCH 17, 2002.

[ALOHA AIRGROUP LOGO -- OMMITTED]                  PRESS RELEASE

Contact:  Stu Glauberman                           P.O. Box 30028
          Staff Vice President -                   Honolulu, Hawaii 96820
          Corporate Communications
          (808) 539-5247
          pager: (808) 252-5908


For Immediate Release:
          March 17, 2002

ALOHA RESPONDS TO HAWAIIAN'S PRESS RELEASE

The following statement was issued by Glenn R. Zander, Aloha's President and
CEO:

          On March 16, 2002, Hawaiian Airlines issued a press release announcing a decision by its board of directors effectively ending the announced merger with Aloha. The facts available to Aloha - including Hawaiian's demands to materially change the deal at this late date - are outlined in the attached background paper.

          It is regrettable that Hawaiian's board of directors has made this determination rather than allow the agreement to continue beyond April 18, 2002. Aloha could not accept Hawaiian's new proposal because in our judgment, it was not in the best interest of the State, the traveling public or Aloha's shareholders and employees.

          TurnWorks and Greg Brenneman, the designated chairman and chief executive officer of the merged company, have done an excellent job in all aspects of this very difficult transaction. We thank Greg for the tremendous efforts by him and his team over the past three months.

          Aloha is also most appreciative of the support expressed by Senator Daniel Inouye, Governor Ben Cayetano and other public officials and business leaders.

          Lastly, Aloha wishes to express appreciation to its employees and their elected union representatives for their support, patience and Aloha spirit throughout the past ninety days. As I watched the behavior exhibited by Aloha's employees during this difficult period, I have never been prouder. They never once lost their focus on serving our customers.

          It will be my privilege to continue serving as the president and chief executive officer of a company made up of such a wonderful group of airline professionals.

          As I have said over the past few months, Aloha has its own business plan to move forward on a stand-alone basis and will continue its proud 55-year commitment to the transportation needs of Hawaii's residents and visitors.


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                                BACKGROUND PAPER
                                ----------------

On or about February 27, 2002, representatives of Aloha were contacted by representatives of Hawaiian requesting a meeting between the principals of the two airlines. This meeting took place on March 11, 2002, in Honolulu. Representing Aloha were Sonny Ching, Glenn Zander, Richard Ing and Jeff Watanabe.

At the meeting, Aloha was informed by Randall Smith, John Adams and Todd Cole, representing Hawaiian, that Hawaiian Airlines board of directors had voted unanimously on March 8, 2002 not to allow the existing Merger Agreement to continue beyond April 18, 2002, effectively preventing completion of the merger, unless the following changes to the agreement were made:

o TurnWorks' role and its economic interest in the merger be eliminated;

o John W. Adams, chariman of Hawaiian Airlines and sole shareholder of the general partner of Airline Investors Partnership, L.P. (AIP), Hawaiian's controlling shareholder, be named president and chief executive officer of the merged company;

o Aloha have the right to name the non-executive chairman of the merged company; The new board be comprised of five (5) directors appointed by AIP, three (3) directors appointed by labor unions and three (3) directors appointed by Aloha shareholders.

Discussions took place during the balance of the week between the three parties to the Merger Agreement regarding this proposal and other issues.

On March 15, 2002, Aloha informed Hawaiian that the Board of Directors of Aloha Airgroup had voted unanimously to proceed only on the basis of the existing Merger Agreement with full involvement of Brenneman and TurnWorks. The competing proposal, apparently considered and accepted by the Hawaiian Airlines board, in Aloha's judgment was not in the best interest of the State, its traveling public or Aloha's shareholders and employees.